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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
OEC Medical Systems, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
670828102
(CUSIP Number)
Robert E. Healing Corporate Counsel, General Electric Company 3135 Easton Turnpike, Fairfield, CT 06431 (203) 373-2243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box.   /  /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.	670828102
1.	Name Of Reporting Person S.S. Or I.R.S. Identification No. Of Above Person
General Electric Company 14-0689340
2.	Check The Appropriate Box If A Member Of A Group*
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		X
6.	Citizenship or Place of Organization		New York
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	12,724,415
	8.	Shared Voting Power
	9.	Sole Dispositive Power	12,724,415
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,724,415
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		100%
14.	Type of Reporting Person (See Instructions)		CO

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of OEC Medical Systems, Inc. ("OEC" or the "Issuer"), which was acquired by Reporting Person upon the closing on November 29, 1999 of the Agreement and Plan of Merger among General Electric Company, Ruby Merger Corp. and OEC Medical Systems, Inc. dated August 7, 1999 (the "Merger Agreement"). The principal executive offices of the Issuer are located at 384 Wright Brothers Drive, Salt Lake City, Utah 84116.

ITEM 2.  IDENTITY AND BACKGROUND

The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as described in Exhibit A.

GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by GE and OEC and was closed on November 29, 1999. The securities were acquired in connection with the closing of the Merger Agreement. Upon the closing of the Merger, the shares of OEC stock were converted into the right to receive 0.262 shares of GE common stock, par value $0.16 per share ("GE Common Stock").

ITEM 4.  PURPOSE OF TRANSACTION

GE entered into the Merger Agreement described in Item 6 in order to acquire all of the outstanding Common Stock of OEC. GE intends to operate OEC as a wholly owned subsidiary. Following the Merger, GE, as the sole shareholder of OEC, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of OEC. OEC's common stock was, upon the consummation of the Merger, eligible for termination of registration and was delisted from the New York Stock Exchange.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) - (c) By reason of the Merger, GE owns 100% of the outstanding common stock of OEC. GE has the sole power to vote all of the shares of OEC stock. The Merger was effected on November 29, 1999, following a meeting of the stockholders of OEC at the Hyatt Regency Chicago. The price per share of the transaction is described under Item 3.

Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of OEC Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in OEC Common Stock since the last Schedule 13D was filed by the Reporting Person on August 12, 1999.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On August 7, 1999, GE, Ruby Merger Corp., a Delaware corporation and a wholly owned subsidiary of GE ("Sub") and OEC entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into OEC (the "Merger"), with OEC surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of OEC Common Stock (other than shares held by OEC or its subsidiaries or GE or any wholly-owned subsidiaries of GE) was converted into the right to receive 0.262 shares of GE Common Stock A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and OEC entered into the Stock Option Agreement (the "Stock Option Agreement") in which OEC granted to GE an option (the "Option") to purchase up to 2,243,346 shares (the "Optioned Shares") of OEC Common Stock (which would have represented approximately 15% of the outstanding shares of OEC Common Stock) at an exercise price of $36 per share, which was payable in cash.

The Option was immediately exercisable if one or more of the following events occurred: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person") (other than Forstmann-Leff Associates, Inc., FLA Advisers, L.L.C., FLA Asset Management, Inc., and Stamford Advisers Corp., so long as the aggregate beneficial ownership of these four entities does not exceed 25%), acquired or became the beneficial owner of 20% or more of the outstanding shares of OEC Common Stock, (b) any group was formed which beneficially owned 20% or more of the outstanding shares of OEC Common stock; (c) any person commenced a tender or exchange offer for 20% or more of the then outstanding shares of OEC Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of OEC, or other similar business combination involving OEC; (d) OEC entered into, or announced that it proposed to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving OEC or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission of OEC or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, OEC or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person was granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of OEC Common Stock which, together with all shares of OEC Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of OEC Common Stock; or (f) there were a public announcement with respect to a plan or intention by OEC, other than GE or its affiliates, to effect any of the foregoing transactions.

The Option terminated upon the closing of the Merger. A copy of the Stock Option Agreement entered into between GE and OEC is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, William F. Harnisch and the WFH Foundation (collectively, "Harnisch"), owners of 272,900 shares of OEC Common Stock (the "Harnisch Shares") and FLA Advisers L.L.C. (the "Adviser"), an investment adviser with discretionary investment management authority, including, until revoked, the sole power to vote, over client assets including 2,620,070 shares of OEC Common Stock (together with the Harnisch Shares, the "Subject Shares") (approximately 22.75% of the outstanding shares of OEC Common Stock as of August 7, 1999), entered into the Adviser Agreement with GE (the "Adviser Agreement").

The Adviser Agreement provided, among other things, that so long as the Adviser Agreement was in effect and so long as the Board of Directors of OEC did not withdraw or modify its support of the Merger, that Harnisch and the Adviser would: (i) vote (or cause to be voted or to act by consent) the Subject Shares in favor of the Merger and all transactions contemplated by the Merger Agreement, (ii) vote (or cause to be voted or to act by consent) the Subject shares against any action or agreement which would impede, frustrate, prevent or nullify the Merger, the Merger Agreement, or any transactions contemplated by the Merger Agreement and (iii) grant to GE a proxy to vote the Subject Shares in favor of the Merger. Additionally, except in limited circumstances, Harnisch and the Adviser were prohibited from selling, transferring, assigning or pledging the Subject Shares.

Harnisch's and Adviser's obligations under the Adviser Agreement terminated on the closing of the Merger. A copy of the Adviser Agreement entered into between GE, Harnisch and the Adviser is filed as Exhibit 99(c) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7.  EXHIBITS

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information
99(a)*	Agreement and Plan of Merger Among General Electric Company, Ruby Merger Corp., and OEC Medical Systems, Inc. dated August 7, 1999.
99(b)*	Stock Option Agreement dated August 7, 1999.
99(c)*	Adviser Agreement dated August 7, 1999.

* Incorporated by reference to the Exhibit of the same number filed with the Schedule 13D filed by the Reporting Person on August 12, 1999.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1999

GENERAL ELECTRIC COMPANY

By: Janet Bedol

Its: Associate Securities Counsel

SCHEDULE 13D/A

EXHIBIT INDEX

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information
99(a)*	Agreement and Plan of Merger Among General Electric Company, Ruby Merger Corp., and OEC Medical Systems, Inc. dated August 7, 1999.
99(b)*	Stock Option Agreement dated August 7, 1999.
99(c)*	Adviser Agreement dated August 7, 1999.

* Incorporated by reference to the Exhibit of the same number filed with the Schedule 13D filed by the Reporting Person on August 12, 1999.

EXHIBIT A

GENERAL ELECTRIC COMPANY DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I. Cash, Jr	Harvard Business School	Professor of Business
	Baker Library 187	Administration-Graduate
	Soldiers Field	School of Business
	Boston, MA 02163	Administration, Harvard University
S.S. Cathcart	222 Wisconsin Avenue	Retired Chairman,
	Suite 103	Illinois Tool Works
Lake Forest, IL 60045
D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06431	Electric Company; Chairman
and Chief Executive Officer,
General Electric Capital
Services, Inc.
P. Fresco	Fiat SpA	Chairman of the Board,
	via Nizza 250	Fiat SpA
10126 Torino, Italy
C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V	and Chief Executive
	Jose Luis Lagrange 103,	Officer,
	Tercero Piso	Kimberly-Clark de Mexico,
	Colonia Los Morales	S.A. de C.V.
Mexico, D.F. 11510, Mexico
A. Jung	Avon Products, Inc.	President and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.
K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.
G.G. Michelson	Federated Department Stores	Former Member of the
	151 West 34th Street	Board of Directors,
	New York, NY 10001	Federated Department
Stores

GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
S. Nunn	King & Spalding	Partner, King & Spalding
191 Peachtree Street, N.E.
Atlanta, Georgia 30303
J.D. Opie	General Electric Company	Vice Chairman of the
	3135 Easton Turnpike	Board and Executive
	Fairfield, CT 06431	Officer, General Electric
Company
R.S. Penske	Penske Corporation	Chairman of the Board
	13400 Outer Drive, West	and President, Penske
	Detroit, MI 48239-4001	Corporation
F.H.T. Rhodes	Cornell University	President Emeritus
	3104 Snee Building	Cornell University
Ithaca, NY 14853
A.C. Sigler	Champion International	Retired Chairman of the
	Corporation	Board and CEO
	1 Champion Plaza	and former Director,
	Stamford, CT 06921	Champion International
Corporation
D.A. Warner III	J. P. Morgan & Co., Inc.	Chairman of the Board,
	& Morgan Guaranty Trust Co.	President, and Chief
	60 Wall Street	Executive Officer,
	New York, NY 10260	J.P. Morgan & Co.
Incorporated and Morgan
Guaranty Trust Company
J.F. Welch, Jr.	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06431	Officer, General Electric
Company

Citizenship

C. X. Gonzalez	Mexico
P. Fresco	Italy
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.F. Welch, Jr	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06431
P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06431
J.R. Bunt	General Electric Company	Vice President and Treasurer
3135 Easton Turnpike
Fairfield, CT 06431
W.J. Conaty	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Human Resources
Fairfield, CT 06431
D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06431	Electric Company; Chairman
and Chief Executive Officer,
General Electric Capital
Services, Inc.
L.S. Edelheit	General Electric Company	Senior Vice President -
	P. O. Box 8	Corporate Research
	Schenectady, NY 12301	and Development
B.W. Heineman, Jr.	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	General Counsel and Secretary
Fairfield, CT 06431
J.R. Immelt	General Electric Company	Senior Vice President -
	P.O. Box 414	GE Medical Systems
Milwaukee, WI 53201
Lawrence R. Johnston	General Electric Company	Senior Vice President -
	Appliance Park	GE Appliances
Louisville, KY 40225

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
W.J. McNerney, Jr.	General Electric Company	Senior Vice President -
	1 Neumann Way	GE Aircraft Engines
Cincinnati, OH 05215
R.L. Nardelli	General Electric Company	Senior Vice President -
	1 River Road	GE Power Systems
Schenectady, NY 12345
R.W. Nelson	General Electric Company	Vice President -
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06431	and Analysis
J.D. Opie	General Electric Company	Vice Chairman of the Board
	3135 Easton Turnpike	and Executive Officer
Fairfield, CT 06431
G.M. Reiner	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06431
J.G. Rice	General Electric Company	Vice President -
	2901 East Lake Road	GE Transportation Systems
Erie, PA 16531
G.L. Rogers	General Electric Company	Senior Vice President -
	1 Plastics Avenue	GE Plastics
Pittsfield, MA 01201
K.S. Sherin	General Electric Company	Senior Vice President - Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06431
L.G. Trotter	General Electric Company	Senior Vice President -
	41 Woodford Avenue	GE Industrial Systems
Plainville, CT 06062
M. S. Zafirovski	General Electric Company	Senior Vice President -
	Nela Park	GE Lighting
Cleveland, OH 44112

Citizenship

All Officers	U.S.A.

Item 2(d)   Convictions  Within the Past Five Years

Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

In April, 1994, GE Medical Systems' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.